Filed by: i2 Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: i2 Technologies, Inc.

Commission File No.: 000-28030

FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements regarding the proposed transaction between JDA Software Group, Inc. (“JDA”) and i2 Technologies, Inc. (“i2”), the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about the future expectations, beliefs, goals, plans or prospects of the management of i2 and JDA. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to obtain the approval of i2’s stockholders; the ability to consummate the transaction; the ability of JDA to successfully integrate i2’s operations and employees; the risk that we will not realize all of the anticipated benefits from our merger with JDA; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; development of new products and services; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; and the other factors described in i2’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2009 and its most recent Quarterly Report on Form 10-Q filed with the SEC. i2 disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this filing.

IMPORTANT ADDITIONAL INFORMATION

This filing is being made in respect of the proposed transaction involving JDA and i2. In connection with the proposed transaction, JDA has filed with the Securities and Exchange Commission (“SEC”), and the SEC has declared effective, a Registration Statement on Form S-4 that contains a Proxy Statement/Prospectus. The definitive Proxy Statement/Prospectus has been mailed to stockholders of i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the Registration Statement and the definitive Proxy Statement/Prospectus and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the definitive Proxy Statement/Prospectus and other documents filed with the SEC from i2 by directing a request to i2 Technologies, Inc., 11701 Luna Road, Dallas, Texas 75234, Attention: Investor Relations (telephone: (469) 357-1000) or going to i2’s corporate website at www.i2.com, or from JDA by directing a request to JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA’s corporate website at www.jda.com.

JDA, i2, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding i2’s directors and executive officers is set forth in i2’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2009. Information regarding JDA’s directors and executive officers is set forth in JDA’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2009. Additional information regarding the interests of such potential participants is included in the definitive Proxy Statement/Prospectus and the other relevant documents filed with the SEC.

* * * * *

Filed below is a communication provided to employees of JDA and i2 on January 25, 2010 regarding JDA’s proposed acquisition of i2.

Dear Employee:

We have received a number of questions regarding what will happen to any outstanding stock options and restricted stock units granted to employees upon completion of the acquisition of i2 Technologies, Inc. by JDA Software Group, Inc. Based on the terms of the merger agreement, see below for an explanation of what will happen to your unexercised stock options, both vested and unvested, and your restricted stock units as a result of the merger. The explanation assumes that the merger is effective on January 28, 2010.

Stock Options

The vesting of each outstanding stock option at the effective time of the merger will be accelerated such that, at the time of the merger, all outstanding stock options will be fully vested.

Each outstanding stock option will be converted at the effective time of the merger into the right to receive, as soon as practicable after the effective time of the merger, a combination of JDA common stock and cash having a value equal to the excess, if any, of the Common Stock Merger Consideration on January 27, 2010 over the per share exercise price of such stock option multiplied by the total number of shares of common stock then subject to such stock option. For convenience, we refer to this amount as your “option spread.”

As illustrated in the example below, your option spread will be hypothetically converted into shares of i2 common stock, assuming each i2 share has a value equal to the Common Stock Merger Consideration. Each of these hypothetical i2 shares will then be converted into 0.2562 of a share of JDA common stock (or cash in lieu of any fractional share) and cash in the amount of $12.70 in order to determine the consideration issuable in respect of your options.

The Common Stock Merger Consideration is equal to the JDA closing stock price on January 27, 2010 multiplied by 0.2562, the product of which is added to $12.70.

If the exercise price of an option is equal to or greater than the Common Stock Merger Consideration, then the option will be cancelled at the time of the merger, without payment of any consideration.

As you are aware, on January 20, 2010 both i2 and Morgan Stanley Smith Barney imposed a moratorium on exercises, sales, transfers, or any other type of dispositions within Benefit Access. This will allow all transactions to settle prior to the anticipated acquisition date of January 28, 2010.

At the completion of the merger, you will be entitled to receive the consideration payable for your options without any action on your part and without payment of broker fees. However, required tax withholding will be deducted from the cash portion of your option consideration.

Restricted Stock Units

Except for restricted stock unit grants dated April 20, 2009 or later, each restricted stock unit will vest in full at the effective time of the merger. If you have a restricted stock unit grant dated April 20, 2009 or later, only the tranche that would vest within 1 year of the merger effective date will vest at the time of the merger. The remaining vesting tranches will be cancelled in accordance with Paragraph 4c of the Restricted Stock Issuance Agreement.

For each vested restricted stock unit, you will be entitled to receive 0.2562 of a share of JDA common stock (or cash in lieu of any fractional share) and cash in the amount of $12.70.

Timing of Payment

As soon as practicable after the merger, you will be entitled to receive your merger consideration. Shares of JDA common stock are expected to be delivered after the merger to an account set up for you at Morgan Stanley Smith Barney. The cash payment will be made through payroll [in the same manner as a bonus payment], however, the total consideration for your options and restricted stock units will be treated in a manner similar to wages with appropriate statutory tax and other withholdings from the cash portion of the consideration.

U.S. Employees

For our U.S. employees, the cash will be processed through Payroll, with withholdings deducted at the appropriate tax rates. Shares of JDA stock will be transferred to an account set up for you at Morgan Stanley Smith Barney.

Non-U.S. Employees

For employees outside the U.S., the gross amount payable in U.S. dollars will be converted to the local currency and processed through the local payroll system with withholdings for all applicable payroll taxes (at statutory rates). If the receipt of JDA common stock by citizens of a country is not permitted by applicable law, those shares will be converted into cash, and the entire option or restricted stock unit consideration will be payable in cash.

Currently we anticipate that special payrolls will be run so that payments to all holders of employee stock options and restricted stock units will be received as quickly as possible after the merger close.

Trading Restrictions

We anticipate that there will be no trading restriction for all i2’ers (except Executives and the Board of Directors), as JDA earnings will already be released to the public. Please note, however, that you should not trade your shares if you have material inside information. Insider information is defined as “material,” or significant information, either positive or negative, that has not been publicly disseminated. Information is material if a potential or existing investor might consider it relevant in making a decision regarding investing in the Company’s stock.

Following are examples of exactly how the number of JDA shares and amount of cash issuable in the merger will be calculated for both options and restricted stock units.

Example Computation of Merger Consideration for Stock Options

	Option Example	Row	Comments

Example:
Option exercise price per share	$7.54	A
Number of shares subject to equity grant	1,000	B

Assumptions:
Closing Price of JDA common stock on January 27, 2010	$26.35	C	Based on recent price (January 22, 2010), actual amount will vary

Average closing price of JDA common stock from January 19-25, 2010 (this is used to calculate the cash in lieu of a fractional share of JDA)	$26.74	D	Based on recent average prices (through January 22, 2010), actual amount will vary

Calculations:
Common stock merger consideration per share	$19.45	E	= [row C multiplied by 0.2562] plus 12.70
Less: Option exercise price per share	$7.54		From row A

Per share excess	$11.91	F	= Row E minus row A
Number of shares subject to equity grant	1,000		From row B

Total value of equity grant to holder (“option spread”)	$11,910.00	G	= Row F multiplied by row B

Equivalent number of i2 shares to be converted into merger consideration	612.34	H	= Row G divided by row E (not rounded down to nearest whole number)

Components of value to holder of equity grant:
Actual number of JDA common shares	156.881	I	= Row H multiplied by 0.2562 (not rounded down to nearest whole number)

Round down JDA common shares to nearest whole number	156.000	J	= Row I rounded down to nearest whole number

Fractional share of JDA common stock	0.881	K	= Row I minus row J
Cash in lieu of fractional share	$23.57	L	= Row K multiplied by row D

Cash portion of merger consideration	$7,776.71	M	= Row H multiplied by $12.70
Add: cash from fractional shares	$23.57		From row L

TOTAL CASH (1)	$7,800.28		= Row M plus row L

TOTAL SHARES OF JDA COMMON STOCK	156		From row J

Footnote (1):

Please note that the cash portion of the merger consideration will be reduced by the applicable withholding taxes for the entire equity grant

Example Computation of Merger Consideration for Restricted Stock Units

	RSU Example	Row	Comments
Example:
Option exercise price per share	$—	A
Number of shares subject to equity grant	500	B

Assumptions:
Closing Price of JDA common stock on January 27, 2010	$26.35	C	Based on recent price (January 22, 2010), actual amount will vary

Average closing price of JDA common stock from January 19-25, 2010 (this is used to calculate the cash in lieu of a fractional share of JDA)	$26.74	D	Based on recent average prices (through January 22, 2010), actual amount will vary

Components of value to holder of equity grant:

Actual number of JDA common shares	128.100	E	= Row B multiplied by 0.2562 (not rounded down to nearest whole number)

Round down JDA common shares to nearest whole number	128.000	F	= Row E rounded down to nearest whole number

Fractional share of JDA common stock	0.100	G	= Row E minus row F

Cash in lieu of fractional shares	$2.67	H	= Row G multiplied by row D

Cash portion of merger consideration	$6,350.00	I	= Row B multiplied by $12.70
Add: cash from fractional shares	$2.67		From row H

TOTAL CASH (1)	$6,352.67	J	= Row I plus row H
TOTAL SHARES OF JDA COMMON STOCK	128		From row F

Footnote (1):

Please note that the cash portion of the merger consideration will be reduced by the applicable withholding taxes for the entire equity grant